
Mitsubishi Corporation

2-3-1 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2006 NOV 13 P 12:-6
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 7, 2006
Our ref. No. PI 093

The U.S. Securities
450 Fifth Street, N.W.
Room 3099
Office of Internation
Mail Stop 3-7
Washington, D.C. 20549


06018411

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation Announces Partial Sale of Isuzu Motors Common Stock**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

Yours sincerely,



Eiji Oshima
Senior Vice President,
Investor Relations



Translation of report filed with the Tokyo Stock Exchange on November 7, 2006

Mitsubishi Corporation Announces Partial Sale of Isuzu Motors Common Stock

Mitsubishi Corporation (MC) today decided to sell 60 million shares of Isuzu Motors Limited (Isuzu) common stock to Toyota Motor Corporation (Toyota), as detailed below.

(Details of Share Sale)

Isuzu Motors Limited Common Stock
No. of shares to be sold: 60 million
No. of shares to be held by MC after sale: 156.49 million

(Reason for Share Sale)

MC received a request from Isuzu in relation to business collaboration between Isuzu and Toyota. MC decided to sell some of its shares in the belief that their business collaboration would bring improvement of Isuzu's corporate value and its management stability, and that it would also contribute to greater stability and expansion of MC's business. MC will continue aiming to expand its sales in overseas markets as a business partner of Isuzu.

This sale of shares has no effect on MC's projected operating results for the fiscal year ending March 31, 2007.

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